

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Michael Galai
Chief Legal Officer
Nayax Ltd.
3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel

> **Re: Nayax Ltd.**
> **Registration Statement on Form 20-F**
> **Filed September 2, 2022**
> **File No. 001-41491**

Dear Mr. Galai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-F filed September 2, 2022

Condensed Consolidated Financial Statements
Notes to the Condensed Consolidated Financial Statements, page F-76

1. Please revise to disclose the weighted average number of ordinary shares used in calculating earnings per share as well as the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of loss per share because they were antidilutive. Refer to paragraph 70 of IAS 33.

Exhibits

2. We note that Kesselman and Kesselman did not consent to the reference to the firm as experts. Please have your audit firm revise Exhibit 15.1 to state, if true, that they consent to the reference to the firm as "experts" in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology